ARIZONA STAR RESOURCE CORP.

401 Bay Street, Suite 2700

P.O. Box 152

Toronto, Ontario M5H 2Y4

(416) 359-7800

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held at the offices of the Albany Club, 91 King Street East, Toronto, Ontario, on Tuesday, the 23rd of October, 2007, at the hour of 4:30 pm in the afternoon (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2007, (with comparative statements relating to the preceding fiscal year), together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint the auditors and to authorize the directors to fix their remuneration;

4.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular and form of proxy.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 24th day of August, 2007.

BY ORDER OF THE BOARD

“Thomas C. Dawson”

Chief Financial Officer and Corporate Secretary